

May 16, 2014

Via E-mail
Hong Mei Ma, President
Vibe Ventures, Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
510030 Guangzhou, CHINA

> **Re: Vibe Ventures Inc.**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-164081**

Dear Ms. Ma:

We have reviewed your amended registration statement and response letter dated April 29, 2014 and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 23, 2013.

General

1. We note that you did not obtain a legal opinion or otherwise seek legal advice regarding restrictions on foreign ownership in response to prior comment 1. In addition, it appears that the sources to which you cite in your response include conditions that are not consistent with the factual circumstances of your company. It therefore appears that there is uncertainty regarding your eligibility to conduct operations in China. Please include a prominently placed risk factor that highlights this uncertainty and discloses its effects on the company and its investors should you be unable to legally conduct business in China.

2. Please provide the disclosure required by Item 304 of Regulation S-K.

Experts, page 36

3. Your disclosure indicates that your financial statements as of October 31, 2013 and February 28, 2014 have been audited by David L. Hillary, Jr., CPA. The Report of Independent Registered Public Accounting Firm on page 77 for the period ended February 28, 2014 indicates that this period was reviewed. Please advise or revise accordingly.

Available Information, page 37

4.   Your disclosure indicates that your financial statements will be prepared by Kenne Ruan, CPA. We note that this accountant also provides an audit report related to your financial statements in your filing. As such, please explain how this accountant is independent of your financial statements. Please provide us with your analysis of Rule 2-01 of Regulation S-X.

Financial Statements for the Year Ended October 31, 2012, page 45

5.   We note your response to prior comment 8. Your disclosure on page 53 indicates that the restated amounts were a result of the original balance having incorrectly accrued amounts that were not owing by the Company. Your disclosure on page 68 indicates that the restatement arose due to the Company successfully renegotiating to revise and eliminate certain fees charged and provided by a service provider. Please reconcile these apparent different disclosures. Further, explain in greater detail the nature of this restatement. In your response, explain why you determined to restate your prior period. We repeat prior comment 8 to label each financial statement column impacted "As Restated." Refer to FASB ASC 250-10-50-7. In addition, have your auditor include an explanatory paragraph in the auditor's report explaining the restatement, as well as a revised date. Refer to PCAOB Auditing Standard No. 6, paragraph 9.

Financial Statements for the Year Ended October 31, 2013, page 70

6.   Your response to prior comment 7 is unclear to us. In this regard, you have responded that any fees owing to the auditors have been paid by the lender and the amounts drawn down on the equity line of credit are included in the Accounts Payable balance. Please clarify your response further. Tell us why it does not appear that your financial statements show a balance or draw down of this line of credit. For example, your statement of cash flows does not appear to reflect a draw down. Also, in your response, tell us why you have not shown a cash balance as of any period presented, although you have drawn down a portion of your equity line of credit.

Notes to the Financial Statements, page 74

7.   We note your response to prior comment 9 regarding subsequent events. Please provide a subsequent events footnote for the financial statements ended October 31, 2013. Disclose the specific date through which subsequent events have been evaluated and what this date represents. Refer to FASB ASC 855-10-50-1. Similar concerns apply to your financial statements for the period ended February 28, 2014.

Note 6: Related Party Transactions, page 83

8.   Please tell us more about the nature of your equity line of credit agreement. In your response, tell us why this is presented as a related party transaction. Also, tell us why Catalyst Capital agreed to waive interest charges and did not require any initial equity contributions as part of the agreement. We further note your response to prior comment 7. The credit agreement filed as Exhibit 10 appears to show that Catalyst Capital Group is based in the United States. Please disclose the limitations and regulations that the Company encountered to transfer this money from the United States to China. Disclose how the Company intends to transfer funds out of China to repay the equity line.

Signature, page 86

9.   Refer to the last sentence on this page. You state that the registrant signed the amendment on August 1, 2013. Please ensure that all signatures in your amendment are accompanied by accurate dates.

Exhibits

Exhibit 23

10.   Please include a current consent from Kenne Ruan, CPA, P.C. in the next amendment and each additional amendment that you include this accountant's audit report in your filing. Refer to Item 16 of Form S-1 and Item 601 of Regulation S-K.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief—Legal